As filed with the Securities and Exchange Commission on April 20, 2004.

                                                          Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                     HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                 CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                      -----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                              CT Corporation System
                         111 Eighth Avenue (13th Floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

                      -----------------------------------

                                   Copies to:

     William F. Barron, Esq.                       Herman H. Raspe, Esq.
      Davis Polk & Wardwell                 Patterson, Belknap, Webb & Tyler LLP
18F, The Hong Kong Club Building                1133 Avenue of the Americas
         3A Chater Road                        New York, New York 10036-6710
            Hong Kong

                      -----------------------------------

It is proposed that this filing become effective under Rule 466:

                                                |_| immediately upon filing.
                                                |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                       -----------------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*              Price**
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $633.50
representing ten (10) Ordinary
Shares, nominal value HK $0.10 per
share, of Hopewell Highway
Infrastructure Limited
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ---------------------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ---------------------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2.       AVAILABLE INFORMATION                                Face of Receipt - Paragraph (13).

      The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Hong Kong, the Cayman Islands or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the principal executive office of the depositary, and may be retrieved from the Commission's website at www.sec.gov.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Hopewell Highway Infrastructure Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the Deposit Agreement, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Hopewell Highway Infrastructure Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of April, 2004.

                                    Legal entity created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) Ordinary Shares, nominal value HK$0.10 per share, of Hopewell Highway Infrastructure Limited.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Mancini
                                        ----------------------------------------
                                        Name:  Susanna Mancini
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Hopewell Highway Infrastructure Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on March 31, 2004.

                                    HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED


                                    By: /s/ Christopher IP
                                        ----------------------------------------
                                        Name:  Christopher IP
                                        Title: Executive Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Christopher Shih Ming IP to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 31, 2004.

Signature                                          Title
---------                                          -----


/s/ Thomas Jefferson WU                            Managing Director/Principal
------------------------------------               Executive Officer
Thomas Jefferson WU


/s/ Christopher Shih Ming IP                       Executive Director/Principal
------------------------------------               Financial Officer
Christopher Shih Ming IP


/s/ Sammy Cho                                      Chief Accountant
------------------------------------
Sammy Cho

Signature                                          Title
---------                                          -----


/s/ Eddie Ping Chang HO                            Vice Chairman, Executive
------------------------------------               Director
Eddie Ping Chang HO


/s/ Alan Chi Hung CHAN                             Deputy Managing Director,
------------------------------------               Executive Director
Alan Chi Hung CHAN


/s/ Leo Kwok Kee LEUNG                             Executive Director
------------------------------------
Leo Kwok Kee LEUNG


/s/ Kojiro NAKAHARA                                Non-Executive Director
------------------------------------
Kojiro NAKAHARA


/s/ Gordon YEN                                     Non-Executive Director
------------------------------------
Gordon YEN


Authorized Representative in the U.S.

/s/ Donald J. Puglisi
------------------------------------
Donald J. Puglisi
Puglisi & Associates

                                Index to Exhibits

                                                               Sequentially
Exhibit         Document                                       Numbered Page
-------         --------                                       -------------
(a)             Form of Deposit Agreement
(d)             Opinion of counsel to the Depositary